UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 18, 2012

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated December 18, 2012, announcing that STMicroelectronics reconfirms its new financial model.

  PR No. C2702C

STMicroelectronics reconfirms its new financial model

Geneva, December 18, 2012 –, Following today’s Bloomberg’s statements earlier this morning, STMicroelectronics (NYSE:STM), a global semiconductor leader serving customers across the spectrum of electronic applications, reconfirms its new financial business model targeting 10% or more operating margin.

The company is focused to rapidly achieve operating margin of 10 percent, while targeting a significantly higher level of profitability by 2017.

Forward-looking information

This Press Release contains statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended). These statements include expectations regarding our new strategic plan, including expected benefits, future financial and operating results and other statements regarding events or developments that we believe or anticipate will or may occur in the future. These statements are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from the forward-looking statements contained in this Press Release. Such risks and uncertainties include the continuing difficult macro-economic and industry conditions and trends in the semiconductor sector and the other risks detailed in our filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially which could have a material adverse effect on our business and/or financial condition.  We do not intend, and do not assume any obligation, to update any forward looking statements set forth in this Press Release.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2011, the company’s net revenues were $9.73 billion. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS :
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS :
Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: December 18, 2012	By:	/s/ Mario Arlati

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer